[QUIPP LETTERHEAD]

July 12, 2007

Kevin Vaughn, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:

Quipp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

and Subsequent Exchange Act Filings

SEC File No. 0-14870

Dear Mr. Vaughn:

We are providing this letter to respond to the comments of the staff contained in your June 27, 2007 letter to the undersigned. Set forth below are the staff’s comments and our responses.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7.

Management’s Discussion and Analysis of Financial condition and Results of Operations, page 12

Results of Operations 2006 vs. 2005, page 14

1.

We note that you disclose non-GAAP measures related to net sales excluding sales related to the Newstec acquisition for fiscal 2005 and 2006. While this type of disclosure is helpful in describing same operating results from period to period, it removes focus from the excluded items and may be misleading to investors. Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.

As discussed with the staff, we do not believe that our disclosure contains any non-GAAP financial measures. The only financial measures addressed in our discussion of net sales were (i) net sales, (ii) sales from our inserter product line acquired with the acquisition of Newstec, (iii) sales of all other products and (iv) sales to foreign customers. We believe that each of these measures are GAAP measures in the context of our disclosure. In this regard, please note that the Newstec inserter product line sales, the balance of net sales and sales to foreign customers all were included in the net sales amounts for 2005 and 2006.

Securities and Exchange Commission

July 12, 2007

Paragraph (e) of Item 10 of Regulation S-K includes the following definition of a non-GAAP financial measure:

For purposes of this paragraph (e), a non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that:

i.

Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

ii.

Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

The net sales amount, which is the amount included in our statement of operations, is a GAAP measure. The sales of the Newstec inserter product line and the balance of net sales are significant components of our net sales, and, in the context of our disclosure, do not include or exclude amounts that would render either a non-GAAP financial measure.

Relevant to this analysis is the following position expressed by the staff in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (June 13, 2003), the pertinent part of which is set forth below:

Question 16: Company XYZ presents a table illustrating a breakdown of revenues by product. Is such a breakdown considered a non-GAAP financial measure under Regulation G and Item 10(e) of Regulation S-K?

Answer 16: If the aggregate revenues presented for each product sum to the revenue amount presented on Company XYZ's financial statements, such a table would not be considered a non-GAAP financial measure.

Our disclosure relating to the Newstec inserter product line and remaining products, in substance, provides the same type of information as the staff addressed in Question and Answer 16. We provided a breakdown of Newstec inserter product line sales and sales of other products. The aggregate net sales for these two items sum to the net sales amount provided in the disclosure. Therefore, the disclosure does not include a non-GAAP measure.

Securities and Exchange Commission

July 12, 2007

Moreover, the Newstec acquisition was a significant acquisition for the Company that resulted in the addition of an important product line. In management’s judgment, disclosure of sales of the Newstec inserter product line and sales of other products is important to our investors because it indicates the effect of the acquisition on our net sales and helps to provide a better understanding of period-to-period fluctuations in net sales. In this regard, paragraph (a)(3)(i) of Item 303 of Regulation S-K requires a description of “significant components of revenues . . . that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.”

Therefore, we believe the disclosure need not be modified in future filings.

Results of Operations 2005 vs. 2004, page 16

2.

As part of your explanation for the change in selling, general and administrative expenses, you state that you incurred lower variable selling costs including commissions and warranty expense due to lower sales volume. Please revise your future filings to report these warranty expenses as a component of cost of sales within your consolidated statement of operations or tell us why you believe your current presentation is appropriate.

In future filings, we will report these warranty expenses as a component of cost of sales within our consolidated statement of operations.

Notes to Consolidated Financial Statements, page 27

Note 1.

Summary of Significant Accounting Policies, page 27

Revenue Recognition, page 27

3.

Please tell us and revise future filings to explain the nature of the discounts that you provide to your customers and how you account for these discounts pursuant to

EITF 01-09.

The discounts solely represent discounts from published prices negotiated by customers. We receive no identifiable benefit in exchange for providing the discounts. Therefore, we record the discount in accordance with the consensus expressed in paragraph 9 of EITF 01-9 that “cash consideration (including a sales incentive) is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.”

This accounting treatment is reflected in the disclosure under the caption “Revenue Recognition” in Note 1 to our consolidated financial statements, in which we state that revenues are recorded net of discounts. Accordingly, we believe our disclosure already provides appropriate information regarding discounts.

Securities and Exchange Commission

July 12, 2007

Note 6.

Acquisitions, page 34

4.

We note that you issued common stock as part of the settlement for contingent consideration related to your Newstec, Inc. valuation during fiscal 2005 and 2006. Please revise future filings to disclose how you determined the fair value of the common stock issued as contingent consideration for each reporting period presented. Refer to the guidance in EITF 99-12, EITF 97-8 and paragraph 51(d) of SFAS 141.

In future filings, we will disclose that the fair value of the common stock issued as contingent consideration was determined by using the average closing price of our common stock during a period beginning ten trading days before through ten trading days after the date that the performance goal for payment of contingent consideration was achieved.

5.

You state that with the assistance of an independent appraisal consultant that you determined the valuation of goodwill and other intangible assets in conjunction with your Newstec, Inc. acquisition. While in future filings management may elect to take full responsibility for valuing goodwill and intangible assets related to this acquisition, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

The disclosure does not attribute the valuation of goodwill and other intangible assets to the consultant. Instead, in the interests of providing transparency regarding the process used by management to value goodwill and other intangible assets, we determined that it was appropriate to disclose that management obtained the assistance of an independent appraisal consultant. The use of the term “assistance” correctly characterizes the role of the consultant, and the plain language of the disclosure is that “management . . . determined the valuation . . .”. [emphasis added] Therefore, management already has taken full responsibility for valuing goodwill and intangible assets related to the Newstec acquisition.

Because the role of the consultant was limited to assisting management, we did not believe identification of the consultant was required, and do not believe the identity of the consultant would be material to investors. Moreover, we believe that if the Form 10-K were incorporated by reference in a registration statement, the inclusion of a consent of the consultant would not be required by Rule 436 under the Securities Act. Rule 436(a) is not applicable because no portion of a “report or opinion of an expert or counsel is quoted or summarized as such.” Rule 436(b) under the Securities Act of 1933 requires a consent only “[i]f it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such person as

Securities and Exchange Commission

July 12, 2007

experts . . .”. In our disclosure, we neither stated that the consultant passed upon information in the Form 10-K, nor that such information has been included on the authority of or in reliance upon the consultant as an expert.

Based on the foregoing considerations, we believe the disclosure in the Form 10-K is appropriate.

6.

We note your disclosure that your chief executive officer and principal financial officer have concluded that the “[your] disclosure controls and procedures are functioning effectively to provide reasonable assurance that the information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” We note similar disclosures within your March 31, 2007 Form 10-Q. Please address the following:

•

Based on your disclosure, it is not clear whether your chief executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective. Please tell us and revise future filings to state clearly whether your chief executive officer and principal financial officer have concluded that your disclosure controls and procedures are either effective or not effective.

•

The language that is currently included after the words “functioning effectively” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the words “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

In future filings, we will disclosure the following, if accurate:

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Office and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are effective to provide reasonable assurance that the information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Securities and Exchange Commission

July 12, 2007

Exhibit 31.1 and 31.2

7.

We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, we note that the disclosure in paragraph 4(c) does not read “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report).” Similarly, we also note in your March 31, 2007 Form 10-Q, you have removed the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(c). Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

We do not believe that inclusion in all certifications of the entire phrase “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” is the most sensible approach to the content of the certifications. We have always assumed that the intent of this language was to provide alternative wording based upon the type of report filed, so that only the words “the registrant’s fourth quarter” would be used if the certifications were to be filed in a Form 10-K. Similarly, we assumed that only the words “most recent fiscal quarter” should be used if the certifications are to be filed in conjunction with a Form 10-Q. We believe it is illogical to refer to the “fourth quarter in the case of an annual report” when the certifications relate to a quarter other than the fourth quarter and the report is not an annual report.

While we recognize that Item 601(b)(31)(i) of Regulation S-K states that the certifications are to be presented “exactly as set forth below,” we note that the staff has not called for such precision where the context clearly demonstrates that inclusion of the language would not be sensible. See, e.g., Sarbanes-Oxley Act of 2002 – Frequently Asked Questions (November 8, 2002; revised November 14, 2002), Question and Answer 10 (if only one other officer is certifying the issuer’s reports, it is permissible to revise paragraph 4 of the certifications to make “other certifying officers” singular); and Question and Answer 5 (if no financial statements are included in a Form 10-Q/A, paragraph 3 of the certifications may be omitted); Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238 (June 5, 2003), n. 154 (“Depending on the contents of the amendment [to a periodic report], the form of certification required to be included may be subject to modification”).

Therefore, we believe that our certifications, in their current form, are both more meaningful and less reflective of a “boilerplate” disclosure than would be the case if we included language that clearly is not relevant to the filing.

Securities and Exchange Commission

July 12, 2007

Amendment 1 and 2 to Form 10-K For the Fiscal Year Ended December 31, 2006 Filed on April 30, 2007 and June 5, 2007, respectively

Exhibit 31.1 and Exhibit 31.2

8.

We note that you indicate that these exhibits were previously filed. You should include signed certifications filed pursuant to Exchange Act Rule 13a-14(a) prescribed by Item 601(b)(31) of Regulation S-K with each amendment to your Exchange Act Reports. Please revise your filings to include these certifications or alternatively please provide to us your basis for incorporating these certifications by reference.

As discussed with the staff, signed certifications required by Rule 13a-14(a) were, in fact, included as exhibits to each of the filings, and the filings noted that the certifications were “filed herewith.” The certifications filed with each of Amendment No. 1 and Amendment No. 2 of the Form 10-K were modified to include only paragraphs 1 and 2 of the certifications. This modification was made because the amendments did not include financial statements or information responsive to Item 307 or 308 of Regulation S-K regarding the evaluations of disclosure controls and procedures or internal control over financial reporting. The Commission has indicated that, although the certifications must be filed even if an amendment to a periodic report does not contain financial statements, the form of certification may be subject to modification. See, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238 (June 5, 2003), n. 154. The staff previously took the position that paragraph 3 need not be included in certifications accompanying amendments that do not contain financial statements. See, Sarbanes-Oxley Act of 2002 – Frequently Asked Questions (November 8, 2002; revised November 14, 2002), Question and Answer 5. In addition, we understand that the staff has also taken the position that if the Item 307 and 308 disclosures referenced above are not included in an amendment to a periodic filing, paragraphs 4 and 5 need not be included. See, e.g., 302 CEO/CFO Certifications in Amended Filings, TheCorporateCounsel.net Blog (June 9, 2004) at http://www.thecorporatecounsel.net/blog/archive/000067.html.

As requested by the staff, Quipp, Inc. (“Quipp”) acknowledges the following:

•

Quipp is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Quipp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 12, 2007

Thank you for your consideration. If you have any further questions or comments, please address them to Alan Singer of our counsel, Morgan, Lewis & Bockius LLP, at 215-963-5224.

Sincerely,

QUIPP, INC.

By:

/s/ ERIC BELLO

Eric Bello, Chief Financial Officer

cc:

Martin James, Assistant Chief Accountant

Tara Harkins, Staff Accountant

Alan Singer, Esquire